AMENDED AND RESTATED OPERATING AGREEMENT OF
FURRY FORTUNE THE MOVIE LLC

This Amended and Restated Operating Agreement (the "Operating Agreement") of Furry Fortune The Movie LLC, a limited liability company (the "Company") organized pursuant to Delaware law is entered into, and shall be effective as of the date executed below, by and among the Company and the persons executing this Agreement as Members.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and agreements below, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the parties hereto agree as follows:

ARTICLE I: DEFINITIONS

1.1   Act.   The Delaware Limited Liability Company Act, 6 Del. C. § 18-101 et seq., and all amendments thereto, as periodically amended.

1.2   Additional Member.   A Member or Shareholder admitted subsequent to execution of an Agreement as provided in Article XII.

1.3   Agreement.   This Amended and Restated Operating Agreement, including all future amendments adopted in accordance with this Amended and Restated Operating Agreement and the Act.

1.4   Articles.   The Articles of Organization of the Company as properly adopted and amended from time to time by the Members and filed with the Secretary of State of Delaware.

1.5   Assignee.   A transferee of a Membership Interest who has not been admitted as a Substitute Member.

1.6   Capital Contribution.   The amount of cash and the value of other Property contributed to the capital of the Company.

1.7   Code.   The Internal Revenue Code of 1986, as amended.

1.8   Company Liability.   Any enforceable debt or obligation for which the Company is liable or which is secured by any Company Property.

1.9   Company Property.   Any Property owned by the Company.

1.10   Class A Shares.   All the authorized and issued equity interests in the Company designated as Class A Shares.

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1.11   Class B Shares. All the authorized and initially unissued equity interests in the Company designated as Class B Shares.

1.12   Distribution. A transfer of cash or other Property to a Member or Shareholder on account of a Membership Interest or Shareholder Interest as described in Article IX.

1.13   Disposition (Dispose). Any sale, assignment, gift, transfer, exchange, mortgage, pledge, grant, hypothecation, or other transfer, absolute or as security or encumbrance (including dispositions by operation of law).

1.14   Entity. Any of the following existing under the laws of this state or any other state: (a) a corporation (both for profit and not for profit); (b) a business trust or association; (c) a real estate investment trust; (d) a common law trust; (e) an unincorporated business or for-profit organization, including a general or limited partnership; or (f) a limited liability company.

1.15   Entity Expenses. Those expenses incurred in the organization of the Company including without limitation the costs of preparation of this Agreement, the Articles, lease negotiations, hiring and training of staff employees on behalf of the Company and all other start-up expenditures incurred by the Members on behalf of the Company.

1.16   Initial Capital Contribution. The Capital Contribution made by the Members as described in Article VIII.

1.17   Majority or Majority Vote. An affirmative majority vote of the Members holding Class A Shares or otherwise entitled to vote on a particular matter.

1.18   Member. A Member, Additional Member or Substitute Member and, unless the context expressly indicates to the contrary, includes Assignees. The terms "Member" and "Shareholder" may be used interchangeably by the Company to refer to its Members.

1.19   Membership Interest. The rights of a Member, the rights of the assigning Member in Distributions (liquidating or otherwise) and allocations of the profits, losses, gains, deductions, and credits of the Company. This may also be referred to by the Company as "Shareholder Interest."

1.20   Membership Ratio. The Membership Interest (expressed as a percentage) of each Member taking into the number of Shares owned by such Member divided by the total number applicable Shares. This may also be referred to by the Company as "Shareholder Ratio".

1.21   Notice. Notice shall be in writing. Notice to the Company shall be considered given when mailed by first class mail postage prepaid addressed to an officer or manager in care of the Company at the address of the Principal Office. Notice to a Member shall be considered given when sent via email or mailed by first class mail postage prep aid addressed to the Member at the address reflected on Exhibit A and Exhibit B of this Agreement unless the Member has given the Company a Notice of a different address.

1.22   Person. An individual, trust, estate, or any incorporated or unincorporated Entity permitted to be a member of a limited liability company under the laws of Delaware.

1.23   Property. Any property real or personal, tangible or intangible, including money and any legal or equitable interest in such property, but excluding services and promises to perform services in the future.

1.24   Regulations. Except where the context indicates otherwise, the permanent, temporary, proposed, or proposed and temporary regulations of the Department of the Treasury under the Code, as such regulations may be lawfully changed from time to time.

1.25   Shares. Collectively, Class A Shares, Class B Shares, and any other Shares issued by the Company. Membership units may be referred to as "Shares" by the Company, and the term "Unit" shall be interchangeable with the term "Share" as applied to the Company.

1.26   Shareholder. A Member, Additional Member or Substitute Member and, unless the context expressly indicates to the contrary, includes Assignees. The terms "Member" and "Shareholder" may be used interchangeably by the Company to refer to its Members

1.27   Shareholder Interest. The rights of a Member, the rights of the assigning Member in Distributions (liquidating or otherwise) and allocations of the profits, losses, gains, deductions, and credits of the Company. This may also be referred to by the Company as "Membership Interest".

1.28   Shareholder Ratio. The Shareholder Interest (expressed as a percentage) of each Member taking into the number of Shares owned by such Member divided by the total number applicable Shares. This may also be referred to by the Company as "Membership Ratio".

1.29   Stated Interest Rate. The then current prime rate quoted by a reputable bank to be later named by the Company.

1.30   Subscription Agreement. The agreement that shall be approved by the Board of Managers for execution by an Additional Member.

1.31   Substitute Member. An Assignee who has been admitted to all of the rights of membership pursuant to this Agreement.

1.32   Taxable Year. The taxable year of the Company as determined pursuant to the Code.

1.33   Taxing Jurisdiction. Any state, local, or foreign government that collects tax, interest or penalties, however designated, on any Members' share of the income or gain attributable to the Company.

ARTICLE II: FORMATION

2.1   Organization. The Company was formed on August 20, 2019, when the Company's

Articles of Organization were filed with the Secretary of State of the State of Delaware. The business of the Company shall be carried on in accordance with the provisions of this Agreement and the Act.

2.2   Agreement.   For and in consideration of the mutual covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Members executing this Agreement hereby agree to the terms and conditions of this Agreement, as it may from time to time be amended according to its terms. It is the express intention of the Members that this Agreement shall be the sole source of agreement of the parties, and, except to the extent a provision of this Agreement expressly incorporates federal income tax rules by reference to sections of the Code or Regulations or is expressly prohibited or ineffective under the Act, this Agreement shall govern, even when inconsistent with, or different than, the provisions of the Act or any other law or rule.

2.3   Name. The name of the Company shall be: "Furry Fortune The Movie LLC". The Company may do business under that name and under any other name or names that the Member selects. If the Company does business under a name other than that set forth in the Articles, then the Company shall file and publish a fictitious business name statement as required by law.

2.4   Statutory Agent.   The statutory agent for service of process shall be that Person reflected as filed in the office of the Secretary of State of Delaware. The Board of Managers may, from time to time, change the statutory agent through appropriate filings with the Secretary of State of Delaware. In the event the statutory agent ceases to act as such for any reason, the Board of Managers shall promptly designate a replacement statutory agent. If the Board of Managers shall fail to designate a replacement statutory agent, a Majority Vote of shareholders entitled to vote may designate a replacement statutory agent.

2.5   Principal Office. The Principal Office of the Company shall be located at 4750 Kester Ave Apt 7, Sherman Oaks, CA 91403.

ARTICLE III: NATURE OF BUSINESS

3.1   Purpose Clause.   The purpose of the Company shall be to engage in any lawful business that may be engaged in by a limited liability company organized under the Act, as such business activities may be determined by the Members from time to time. The authority granted to the Members hereunder to bind the Company shall be limited to actions necessary or convenient to carry on its business.

3.2   Consent of Members.   Notwithstanding Section 3.1, without a Majority Vote of shareholders entitled to vote, the Members shall not engage in any business on behalf of the Company other than transacting all such business that is ordinary, necessary and /or incidental to the Company.

3.3   Term. The Company shall continue in existence in perpetuity, unless sooner dissolved as provided by this Agreement or required by the Act.

ARTICLE IV: ACCOUNTS AND RECORDS

4.1   Records to be Maintained.   The Company shall maintain the following records at the Principal Office:

4.1.1   a current list, in alphabetical order, of the full name and last known business or residence address of each Member ;

4.1.2   a copy of the Articles and all amendments to the Articles, and executed copies of any powers of attorney pursuant to which the Articles or the amendments have been executed;

4.1.3   copies of this Agreement including all amendments to this Agreement, together with executed copies of any powers of attorney pursuant to which this Agreement or any amendments have been executed;

4.1.4   copies of any federal, state, and local income tax returns and reports of the Company for the three most recent years; and

4.1.5   copies of any financial statements of the Company for the three most recent years.

4.2   Reports to Members.

4.2.1   Financial statements shall be provided at least annually to the Members other than Assignees at such time and in such manner as the Board of Managers may determine reasonable; and

4.2.2   Members shall be provided with those information returns required by the Code and the laws of any Taxing Jurisdiction.

4.3   Accounts.   All funds of the Company shall be deposited in a bank account or accounts maintained in the Company's name. The Board of Managers shall determine the institution or institutions at which the accounts will be opened and maintained, the types of accounts and the Persons who will have authority with respect to the accounts and funds therein.

ARTICLE V: MEMBERS AND MEMBERSHIP INTERESTS

5.1   General. An ownership interest in the Company is herein referred to generally as a "Membership Interest" or "Shareholder Interest" (the terms are interchangeable with respect to the Company) and the owner thereof is herein referred to as a "Member" or "Shareholder" (the terms are interchangeable with respect to the Company). A Member's Membership Interest will be expressed as a number of "Shares" whether whole or fractional, issued by the Company and as provided for herein. The respective rights of each Member to share in Distributions will be determined by Article IX, and on liquidation will be determined by Article XIV herein. Each Member shall have the rights and powers with respect to each Class of such Member's Membership Interest as set forth in this Agreement.

5.2   Percentage Interest. Each Member shall have a Membership Percentage Interest with respect to its Membership Interest. A Member's Membership Percentage Interest will be proportionately increased or decreased when the Company issues new participating Shares.

5.3   Class A Shares. Initially, there will be 100 Class A Shares. The initial Class A Shares shall be issued as reflected on attached Exhibit A. The number of Class A Shares may be increased by a Majority Vote of all Shareholders entitled to vote on the issue. Holders of Class A Shares shall be entitled to vote on all matters submitted to the vote of the Members at the ratio of one vote for each Class A Share. The Class A Shares shall be issued to such parties and on such terms and conditions determined by the Board of Managers.

5.4   Class B Shares. Initially, there will be 449,900 Class B Shares authorized. The number of Class B Shares may be increased by a Majority Vote of all Shareholders entitled to vote on the issue and issued in such amounts and for such consideration as is determined by the Board of Managers. The Class B Shares shall be non-voting except to the extent that voting rights for said shares are required under Delaware law. Holders of Class B Shares shall not be entitled to vote on matters submitted to the vote of the Members, except to the extent that voting rights for said shares are required under Delaware law. The Class B Shares shall be issued to such parties and on such terms and conditions determined by the Board of Managers. Once issued, Exhibit B will be revised by the Board of Managers to reflect the ownership of the Class B Shares.

ARTICLE VI: RIGHTS AND DUTIES OF MEMBERS

6.1   Manner of Acting.   A Majority Vote of all Shareholders entitled to vote on the issue shall be the act of the Members on all matters submitted to a vote of the Members, unless the vote of a greater or lesser proportion or number is otherwise required by the Act, by the Articles, or otherwise expressly provided herein.

6.2   Restriction on Actions.   No Member shall take any action to bind the Company. A Member shall be obligated to indemnify the Company for any costs or damages incurred by the Company, including reasonable attorneys' fees, as a result of a breach by that Member of this Section 6.2.

6.3   Liability of Members.   No Member shall be liable for the liabilities of the Company. The failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business or affairs under this Agreement or the Act shall not be grounds for imposing personal liability on the Members for liabilities of the Company.

6.4   Withdrawal.   No Member has the right to resign or withdraw from the Company.

6.5   Representations and Warranties.   Each Member, and in the case of an Entity, the Person(s) executing this Agreement on behalf of the Entity, hereby represents and warrants to the Company and each other Member that: (a) if that Member is an Entity, that it is duly organized, validly existing, and in good standing under the law of its state of organization and that it has full power to execute and agree to this Agreement and to perform its obligations hereunder; and (b) the Member is acquiring its Membership Interest in the Company for the Member's own account as an investment and without an intent to distribute the Membership Interest.

6.6   Conflicts of Interest. A Member or Manager does not violate a duty or obligation to the Company merely because the Member's or Manager's conduct furthers the Member's or Manager's own interest. A Member or Manager may lend money to and transact other business with the Company. The rights and obligations of a Member or Manager who lends money to or transacts business with the Company are the same as those of a person who is not a Member or Manager, subject to other applicable law. No transaction with the Company shall be voidable solely because a Member or Manager has a direct or indirect interest in the transaction if either the transaction is fair to the Company or a majority of disinterested holders of Class A Shares, in either case knowing the material facts of the transaction and the Member's or Manager's interest, authorize, approve, or ratify the transaction. A loan from a Member or Manager to the Company at an interest rate not greater than the Stated Interest Rate shall be deemed to be fair.

ARTICLE VII: MANAGEMENT

7.1   Board of Managers. Management of the Company shall not be reserved to the Members. Instead, the management of the Company shall be exercised by or under the direction of one or more Managers who shall serve on a Board of Managers, none of whom need be a Member. Each of the Managers may also be designated an officer title. The number and titles of Managers may be increased or decreased by the Board of Managers from time to time. Initially, there shall be one (1) Manager. The initial Manager on the Board of Managers for the Company shall be Brad Wilson who shall hold the titles of CEO, President, Treasurer and Secretary. All decisions of the Board of Managers shall be made by a majority vote of the Managers.

7.2   Successor Manager. Any successor Manager of the Company shall be appointed by the Board of Managers.

7.3   Authority of Officers. Except as otherwise expressly limited in this Agreement, each Officer's powers, duties and authority shall initially include those functions typically associated with the Officer's title. In addition, the Managers may determine by a Majority Vote of all Managers to assign an Officer other or additional powers, duties and /or authority to any Officer. Only the signature of an authorized Officer or Manager shall bind the Company.

7.4   Authority of Manager to Bind the Company. The Members hereby agree that only the Managers and Officers of the Company shall have the authority to bind the Company. No Member shall take any action as a Member to bind the Company, and a Member shall be obligated to indemnify the Company for any costs or damages incurred by the Company as a result of the unauthorized action of such Member. The Managers have the power, on behalf of the Company, to do all things necessary or convenient to carry out the business and affairs of the Company.

7.5   Resignation. A Manager may resign at any time by giving Notice to the Company. The resignation of any Manager shall take effect upon receipt of Notice thereof or at such later time as shall be specified in such Notice; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

7.6   Removal. At a meeting called expressly for that purpose, any Manager may be removed with or without cause upon a Majority Vote of all Shareholders entitled to vote on the issue.

7.7   Reliance on Information. In performing his or her duties, a Manager is entitled to rely on in formation, opinions, reports, or statements, including, but not limited to, financial statements and other financial data, that are prepared or presented by the following persons:

       7.7.1 One or more Members, Managers, or employees of the Company who the Manager reasonably believes are reliable and competent in the matters prepared or presented; and

       7.7.2 Counsel, public accountants, or other persons as to matters that the Manager reasonably believes are within the person's professional or expert competence.

ARTICLE VIII: CAPITAL CONTRIBUTIONS

8.1   Initial Contributions. Each Member shall make the Capital Contribution, if any, agreed to by such Member. Except as otherwise provided in this Agreement, no interest shall accrue on any Capital Contribution, and no Member shall have the right to withdraw or be repaid any Capital Contribution except as otherwise set forth herein.

8.2   Additional Contributions. In addition to the Initial Capital Contributions, one or more Members may agree to make additional Capital Contributions to the Company on such terms and conditions as agreed to in writing by the Board of Managers.

ARTICLE IX: DISTRIBUTIONS

9.1   Distributions. From time to time, and within one hundred twenty (120) days of the end of each calendar year, the Board of Managers may determine to what extent, if any, the Company's cash on hand exceeds the current and anticipated needs, including, without limitation, needs for operating expenses, debt service, acquisitions, and reserves. To the extent such excess exists, the Company may make Distributions to the Members and Assignees, if applicable, according to their respective Membership Ratios taking into consideration all the Shares.

9.2   All Capital Contributions Returned Before Any Distribution. Prior to any Distribution taking place as set out in 9.1 above, the Company shall, if authorized by the Board of Managers, return all Capital Contributions used to purchase Shares by any Member or Shareholder. If a return of Capital Contributions is made by the Company and less than the full amount of the total Capital Contributions of all Members/Shareholders is made, then each Member/Shareholder shall receive a pro rata amount of such returned Capital Contributions based on the percentage that Member/Shareholder has of all capital contributed to the Company. If such a partial return of Capital Contributions is made, no Distribution under 9.1 above shall be made until all Capital Contributions are returned to each Member/Shareholder.

ARTICLE X: INDEMNIFICATION

10.1   Indemnification. The Company shall indemnify its Managers and Officers for all costs, losses, Liabilities, and damages paid or incurred by such Managers and/or Officers in connection with the business of the Company, to the fullest extent provided or allowed by the Act or otherwise by the laws of Delaware. Expenses, including attorneys' fees, incurred with respect to any claim, action, suit, proceeding, or investigation of the character described in this Article X or the Act shall be advanced by the Company prior to the final disposition thereof upon receipt of an undertaking by or on behalf of the benefited party to repay such amount if it is ultimately determined, under the procedure set forth in the Act, that he, she or it is not entitled to indemnification or, where indemnification is granted, to the extent the expenses so advanced exceed the indemnification to which he, she or it is entitled. If under the Act a determination as to the propriety of indemnification must be made, then such determination shall be made by a Majority Vote of all Shareholders entitled to vote on the issue.

10.2   Not Exclusive. The indemnification authorized by this Article X shall not be exclusive of any other right of indemnification which any Manager and/or Officer may have or hereafter acquire under any provision of this Agreement, by a Majority Vote of all Shareholders entitled to vote on the issue, or otherwise. The Company may take such steps as may be deemed appropriate by the Board of Managers to provide and secure indemnification of any Manager and/or Officer, including, without limitation, the execution of agreements for indemnification between the Company and individual Officers or Managers which may provide rights to indemnification which are broader or otherwise different than the rights authorized by this Article X.

10.3   Insurance. The Company may purchase and maintain insurance on behalf of a Person who is or was a Manager or Officer of the Company, or who, while a Manager or Officer of the Company, is or was serving at the request of the Company as a director, officer, partner, trustee, employee or agent of another Entity, against liability asserted against or incurred by such party in the capacity or arising from such Person's status as a Manager or Officer, whether or not the Company would have power to indemnify such party against the same liability.

ARTICLE XI: DISPOSITION OF MEMBERSHIP INTERESTS

11.1   Permitted Disposition.   No Member may Dispose of all or a portion of the Member's Membership Interest or any other right or interest in the Company except in strict compliance with this Article XI.

11.2   Other Disposition.   Dispositions not in Compliance with this Article XI are void. Any attempted Disposition of a Membership Interest, or any part thereof, not in compliance with this Article XI is null and void.

11.3   Changes in Membership Interests.   If allowed by the Board of Managers, a Members' Membership Interests may be transferred to another party provided the transferee shall accept, adopt and approve in writing all of the terms and provision of this Agreement, as amended from time to time before any such Membership is transferred on the books of the Company.

ARTICLE XII: ADMISSION OF ADDITIONAL MEMBERS

12.1   Admission of Additional Members. The Board of Managers, from time to time, may admit

Additional Members as provided in this Article XII, and shall determine the Capital Contribution, if any, to be made by each such Additional Member and the Membership Interest to be held by each such Additional Member. The names and addresses of the Additional Members shall be reflected on Exhibit A and Exhibit B, which shall be amended from time to time by the Board of Managers.

12.2   Subscription Agreement.   Each Additional Member shall execute a Subscription Agreement, in such form as approved by the Board of Managers, containing the terms of such Additional Member's admission as a Member and setting forth the membership interest of such Additional Member. The Subscription Agreement, once cosigned and fully executed (including electronic signatures and execution in counterparts, shall admit each such Additional Member and shall be the only document signed or executed by the Additional Member to become a Member, and shall bind such Additional Member to the terms and conditions of this Operating Agreement in its original form and as amended, should such amendments occur. Additional Members shall not be required to additionally sign any joinder or other document in order to be bound by the terms and conditions of the Operating Agreement in its original form and as amended, should such amendments occur.

12.3   Regulation CF Offering.   The Members and Managers have authorized the Company to hold an offering of Shares under Regulation CF. To do so, the Company has authorized and may issue when appropriate, up to 200,000 Class B Shares to be sold to new Members for $5.00 per Share. The Company has also authorized an additional 4,000 Class B Shares to be set aside to pay a FINRA licensed funding portal for fees related to the Regulation CF offering. In addition, the Company has also authorized an additional 20,000 Class B Shares to be set aside to be reserved as incentive Shares to be granted in exchange for services related to the Regulation CF offering.

ARTICLE XIII: ASSIGNEES

13.1   Rights of Assignees. The Assignee of a Membership Interest has no right to participate in the management of the business and affairs of the Company or to become a Member. The Assignee is only entitled to receive the Distributions, and to be allocated the profits and losses attributable to the Membership Interest assigned to the Assignee.

13.2   Admission of Assignees as Substitute Members.   An Assignee of a Membership Interest shall be admitted as a Substitute Member to all the rights of the Member who initially assigned the Membership Interest only upon the execute a Subscription Agreement, in such form as approved by the Board of Managers.

ARTICLE XIV: DISSOLUTION AND WINDING UP

14.1   Dissolution. The Company shall be dissolved and its affairs wound up, upon the first to occur of the following events:

14.1.1   A Majority Vote of all Shareholders entitled to vote on the issue;

14.1.2   the sale, transfer or other disposition of all or substantially all of the Company's assets in a transaction or series of related transactions occurring at a time when it is the intent of the Company to terminate its business; or

14.1.3   the bankruptcy of the Company.

14.2   Effect of Dissolution.   Upon dissolution, the Company shall cease carrying on, as distinguished from the winding up of, the Company business, but the Company is not terminated, but continues until the winding up of the affairs of the Company is completed.

14.3   Distribution of Assets on Dissolution.   Upon the winding up of the Company, the Company Property shall be sold and any funds of the Company remaining after winding up the affairs of the Company shall be distributed:

14.3.1   To creditors, including Members who are creditors, to the extent permitted by law, in satisfaction of Company Liabilities; and

14.3.2   To Members in accordance with Article IX.

14.4   Winding Up and Certificate of Dissolution.   The winding up of the Company shall be completed when all debts, liabilities, and obligations of the Company have been paid and discharged or reasonably adequate provision for such has been made, and all of the remaining property and assets of the Company have been distributed to the members. Upon the completion of winding up of the Company, a certificate of dissolution shall be delivered to the Secretary of State of Delaware for filing. The certificate of dissolution shall set forth the information required by the Act.

ARTICLE XV: ACCOUNTING AND RECORDS

15.1   Records and Accounting.   The books and records of the Company shall be kept, and the financial position and the results of its operations recorded, at the expense of the Company in accordance with the accounting methods elected to be followed by the Company which shall be on a cash basis for financial reporting purposes and for federal income tax purposes. The books and records of the Company shall reflect all Company transactions and shall be appropriate and adequate for the Company's business. The fiscal year of the Company shall be the calendar year.

15.2   Access to Accounting Records.   All books and records of the Company shall be maintained at the Company's principal place of business, and each Member, and the Member's duly authorized representative, shall have access to them at such office of the Company and the right to inspect and copy them at reasonable times for any purpose reasonably related to its interest in the Company.

15.3   Accounting Decisions.   All decisions as to accounting matters shall be made by the Board of Managers.

15.4   Federal Income Tax Elections.   The Company shall make all elections to be taxed as a corporation for federal and state income tax purposes under Treasury Regulations §30 I.770 1- 3, as amended, effective as of the date of this Agreement and at all times thereafter. As a result of such election, the Company and each of the Members shall treat all outstanding Shares as stock in a corporation for U.S. Federal income tax purposes and each Member that meets the requirements for applicability of Section 351 of the Code to its acquisition of such stock as having acquired such stock in a transaction governed by Section 351 of the Code. All decisions as to tax elections and accounting matters shall be made by the Board of Managers; provided, that the Company shall make no elections or taken any actions inconsistent with its being treated as a corporation for federal and state income tax purposes.

ARTICLE XVI: AMENDMENT

16.1   Articles of Organization and Operating Agreement May Be Modified.   The Articles and this Agreement may be modified as provided in this Article XVI (as the same may from time to time be amended). No Member shall have any vested rights in the Articles or this Agreement which may not be modified through an amendment to the Articles or this Agreement.

16.2   Amendment or Modification of Articles of Organization or Operating Agreement.   The Articles or this Agreement may be amended, restated, or modified from time to time only by a Majority Vote of all Shareholders entitled to vote on the issue.

ARTICLE XVII: ARBITRATION

17.1   Arbitration.   All disputes pursuant to this Agreement shall be settled by arbitration in Los Angeles County, California. Arbitration may be commenced at any time by any party hereto giving written notice to the other party to a dispute that such dispute has been referred to arbitration under this Article XVII. The arbitrator shall be selected by the agreement of the parties to the dispute, but if they do not so agree within twenty (20) days after the date of the notice referred to above, each party shall select one arbitrator. The two arbitrators selected by the parties shall select a third arbitrator and the third arbitrator shall serve as the sole arbitrator. If one of the parties does not select an arbitrator within the twenty (20) day period, then the arbitrator who is selected by the other party within the twenty (20) day period shall be the sole arbitrator hereunder. Any award rendered by the arbitrator shall be conclusive and binding upon the parties hereto ; provided, however, that any such award shall be accompanied by a written opinion giving the reasons for the award. This provision for arbitration shall be specifically enforceable by the parties and the decision of the arbitrator in accordance herewith shall be final and binding and there shall be no right of appeal therefrom. Each party shall pay its own expenses of arbitration and the expenses of the arbitrator shall be equally shared; provided, however, that if in the opinion of the arbitrator any claim for indemnification or any defense or objection thereto was unreasonable, the arbitrator may assess, as part of the award, all or any part of the arbitration expenses of the other party (including reasonable attorneys' fees) and of the arbitrator against the party raising such unreasonable claim, defense or objection.

17.2   Non-Arbitratable Issues.   To the extent that arbitration may not be legally permitted hereunder and the parties to any dispute hereunder may not at the time of such dispute mutually agree to submit such dispute to arbitration any party may commence a civil action in a court of appropriate jurisdiction to solve such non-arbitratable issue. Nothing contained in this Article XVII shall prevent the parties from settling any dispute by mutual agreement at any time.

17.3 <u>Securities Laws</u>. To the extent federal or state securities laws apply to the disputed issue giving rise to the arbitration, then the rules of the applicable securities law related to said arbitration shall apply.

ARTICLE XVIII: MISCELLANEOUS PROVISIONS

18.1 <u>Entire Agreement</u>. This Agreement represents the entire agreement and understanding among the Members and supersedes any prior or contemporaneous agreement or understanding among them, whether oral or written.

18.2 <u>Rights of Creditors and Third Parties under Operating Agreement</u>. This Agreement is entered into among the Members for the exclusive benefit of the Company, its Members, and their successors and permitted assigns. This Agreement is expressly not intended for the benefit of any creditor of the Company or any other Person. Except and only to the extent provided by applicable statute, no such creditor or third party shall have any rights under this Agreement or any agreement between the Company and any Member with respect to any Capital Contribution or otherwise.

18.3 <u>Required Amendments</u>. The Company and the Members will execute and file any amendment to the Articles required by the Act. If any such amendment results in inconsistencies between the Articles and this Agreement the Articles shall control and this Agreement will be considered to have been amended in the specifics necessary to eliminate the inconsistencies.

18.4 <u>General Construction Principles</u>. Words in any gender are deemed to include the other genders. The singular is deemed to include the plural and vice versa. The headings and titles are for guidance only and have no significance in the interpretation of this Agreement.

18.5 <u>Waiver</u>. No right under this Agreement may be waived, except by an instrument in writing signed by the party sought to be charged with the waiver.

18.6 <u>Counterparts</u>. This Agreement may be executed in counterparts, each of which will be considered an original.

18.7 <u>Governing Law</u>. Delaware law governs the construction and application of the terms of this Agreement. .

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EXECUTED by the Company and undersigned Members to be effective as of April 17, 2020.

Furry Fortune The Movie LLC

By: Brad Wilson
Title: Manager, CEO, President, Treasurer and Secretary

By: Brad Wilson
Title: Member

By: Kendall Almerico
Title: Member

By: Richard Gray
Title: Member

EXHIBIT A

CLASS A SHARES

Name and Address	Number of Class A Shares	Percentage of Class A Shares
Brad Wilson XXXXXXX XXXXXXX	95	95%
Kendall Almerico XXXXXXX XXXXXXX	5	5%

The foregoing is correct:

Furry Fortune The Movie LLC

By: Brad Wilson
Title: Manager, CEO, President, Treasurer and Secretary
Date: April 17, 2020

EXHIBIT B

CLASS B SHARES

Name and Address	Number of Class B Shares	Percentage of Class B Shares
Brad Wilson XXXXXXX XXXXXXX	151,905	86.4%
Kendall Almerico XXXXXXX XXXXXXX	19,995	11.4%
Richard Gray XXXXXXX XXXXXXX	4,000	2.2%

The foregoing is correct:

Furry Fortune The Movie LLC

By: Brad Wilson
Title: Manager, CEO, President, Treasurer and Secretary
Date: April 17, 2020